Exhibit 99.1

Nevada Geothermal Power Awarded Two Cost Share Grants for US$3.4 Million from the Department of Energy

VANCOUVER, B.C. (October 30, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today it has been awarded two grants through the Department of Energy (DOE) under the American Reinvestment and Recovery Act Geothermal Technologies Program.

In July 2009, NGP submitted proposals under a DOE Funding Opportunity Announcement for cost sharing grants available for innovative exploration and drilling under the American Reinvestment and Recovery Act.

On October 29, 2009, NGP was granted US $1,764,272 Million for the Crump Geyser Geothermal Project and US $1,597,847 Million for the Black Warrior Geothermal Project. The DOE funding, combined with equal funding from NGP, is sufficient to conduct confirmation drilling to demonstrate the viability of geothermal resources at both projects.

“We are very pleased to be selected for the DOE cost shared funding because it helps us to fast track development for our geothermal projects - Black Warrior and Crump Geyser – and continue with our program of scalable growth,” stated Brian Fairbank, President and Chief Executive Officer.

The Company expects to outline its plans for its development of new projects in the near future.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Paul Mitchell Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: pmitchell@nevadageothermal.com

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